SECURI 09058770 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22567

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stofan, Agazzi & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Black Road, Suite 101
(No. and Street)

Joliet (City) Illinois (State) 60435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Stofan (815) 729-1266
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

SEC Mail Processing Section
FEB 2 6 2009
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mark Stofan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stofan, Agazzi & Company, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

OFFICIAL SEAL
IRENE E CELANDER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 06-19-2012

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stofan, Agazzi & Company, Inc.

Financial Report

December 31, 2008

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Stofan, Agazzi & Company, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Stofan, Agazzi & Company, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stofan, Agazzi & Company, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 23, 2009

Stofan, Agazzi & Company, Inc.

Statement of Financial Condition

Assets		December 31, 2008
Cash and cash equivalents	$	168,489
Cash segregated for the exclusive benefit of customers		11,792
Certificates of Deposit, due within one year		193,578
Receivable from broker-dealers and clearing firm		141,614
Deposit with clearing organization		55,192
Securities owned:		
Marketable		32,123
Not readily marketable		200
Cash surrender value of life insurance		149,357
Prepaid expenses		22,968
Property, net		32,541
Total Assets	$	807,854

The accompanying notes are an integral part of these financial statements

Stofan, Agazzi & Company, Inc.

Statement of Financial Condition

Liabilities and Stockholders' Equity		December 31, 2008
Liabilities		
Accounts payable	$	31,269
Accrued retirement		116,193
Income taxes payable		3,399
Deferred income taxes		5,126
Total Liabilities		155,987
Stockholders' Equity		
Common stock, $0.50 par value, 1,800 shares authorized, 800 shares issued and outstanding		400
Additional paid in capital		54,303
Retained earnings		597,164
Total Stockholders' Equity		651,867
Total Liabilities and Stockholders' Equity	$	807,854

The accompanying notes are an integral part of these financial statements

Stofan, Agazzi & Company, Inc.

Statement of Income

	For the Year Ended December 31, 2008
Revenues	
Commissions	$ 1,835,101
Loss on firm securities investment account	(32,214)
Interest income	20,133
Other income	34,094
	1,857,114
Operating Expenses	
Employee compensation and benefits	1,415,381
Clearing charges	174,381
Occupancy expenses	105,338
Communications	20,425
Administrative expenses	119,626
Legal and professional fees	18,795
	1,853,946
Net Income Before Income Taxes	3,168
Income Taxes	6,843
Net Loss	$ (3,675)

The accompanying notes are an integral part of these financial statements

Stofan, Agazzi & Company, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings
Balance, December 31, 2007	$ 450	$ 89,550	$ (35,297)	$ 600,839
Cancellation of Treasury Stock	(50)	(35,247)	35,297	
Net income				(3,675)
Balance, December 31, 2008	$ 400	$ 54,303	$ -	$ 597,164

The accompanying notes are an integral part of the financial statements.

Stofan, Agazzi & Company, Inc.

Statement of Cash Flows

	For the Year Ended December 31, 2008
Operating Activities	
Net loss	$ (3,675)
Adjustments to reconcile income to net cash provided by operating activities:	
Depreciation	10,690
Deferred income taxes	(6,674)
Change in firm securities investment account	32,214
Changes in operating assets and liabilities:	
Receivables from broker-dealers and clearing	30,662
Cash segregated for the benefit of customers	(10,000)
Other assets	1,113
Accounts payable and accrued expenses	(18,991)
Income taxes payable	(13,201)
Net Cash Provided by Operating Activities	22,138
Investing Activities	
Increase in cash value of life insurance	(4,517)
Purchase of certificates of deposit	(250,158)
Proceeds from maturities of certificates of deposit	270,000
Net Cash Provided by Investing Activities	15,325
Increase in Cash and Cash Equivalents	37,463
Cash and Cash Equivalents at Beginning of Year	131,026
Cash and Cash Equivalents at End of Year	$ 168,489

The accompanying notes are an integral part of these financial statements.

Stofan, Agazzi & Company, Inc.
Notes to Financial Statements
December 31, 2008

Note 1 - Significant Accounting Policies

Description of Business
Stofan, Agazzi & Company, Inc. is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with First Clearing Corp.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Securities
Marketable securities are valued at their quoted market value. The resulting difference between cost and market value is included in income under the heading Loss on firm securities investment accounts.

Non-marketable securities are recorded at their cost, since the investment is restricted stock.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $10,690 for the year ended December 31, 2008, has been computed using straight line and accelerated rates and is depreciated over lives that range from 3 to 10 years.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during 2008. The Company paid income taxes during 2008 of $26,718.

Note 2 - Cash Segregated Under Federal Regulations

As of December 31, 2008, cash of $11,792 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 - Securities

Marketable
Marketable securities are carried at quoted market values and consist entirely of corporate equities.

Not readily marketable
Securities that are not readily marketable consist of stock that is restricted by contractual requirements, and is not available for sale to the general public. These securities are carried at cost.

Note 4 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2008
Furniture and office equipment	$ 81,049
Less: Accumulated depreciation	48,508
Total	$ 32,541

Note 5 - Income Taxes

The Company's effective income tax rate is higher than would be expected primarily because of expenses that are not deductible for tax purposes.

Temporary differences giving rise to the deferred tax liability consist of tax depreciation in excess of book depreciation, accrued commissions for certain shareholders, and unrealized losses.

The Company has elected to defer FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes. The Company currently has no uncertain tax positions.

Note 5 - Income Taxes (continued)

The provision for income tax expense (benefit) consists of the following:

	2008
Current Federal	$ 9,221
Current State	4,296
Deferred Federal	(4,694)
Deferred State	(1,980)
	$ 6,843

Note 6 – Profit Sharing Plan

The Company maintains a qualified profit sharing retirement plan which includes a deferred savings provision under Internal Revenue Code Section 401(k). All employees of the Company are eligible to participate. Contributions are discretionary and are determined by the Board of Directors annually. Total profit sharing contributions to the plan for the year ended December 31, 2008 were $104,874.

The Company also matches 25% of a participant's elective Section 401(k) salary deferrals up to 5% of the participating employee's annual compensation. Matching contributions for the year ended December 31, 2008 were $11,319.

Note 7 – Related Party Transactions

Stofan, Agazzi & Company, Inc. paid $60,000 in 2008 for the lease of operating facilities to a 30% owner of the Company. The Company also paid real estate taxes of $18,383 and condo association fees of $8,324 related to the operating facilities.

Note 8 - Concentrations of Credit Risk

The Company maintains deposits at First Community Bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2008, deposits in excess of the insured amount totaled $125,088.

Stofan, Agazzi & Company, Inc.
Notes to Financial Statements
December 31, 2008

Note 9 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2008, the Company had net capital of $570,479, which was $320,479 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 26.4%.

Note 10 - Control Requirements

There are no amounts, as of December 31, 2008, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 11 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were some reconciling items between the December 31, 2008 unaudited Focus report and this report. The net effect on net capital was a decrease of $60,193.

Net capital as reported on the unaudited Focus report of December 31, 2008	$	630,672
Decrease in stockholders' equity		(46,288)
Increase in nonallowable assets		(14,429)
Decrease in haircuts on securities		524
Net Capital as Audited	$	570,479

Stofan, Agazzi & Company, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2008

Net Capital

Stockholders' equity	$ 651,867
Add deferred income taxes	5,126
Less nonallowable assets	(78,668)
Less Penalty for early withdrawal on CD	(1,180)
Net capital before haircuts on security position	577,145
Haircuts on securities	(6,666)
Net capital	$ 570,479
Aggregate Indebtedness	$ 150,861
Net capital required based on aggregate indebtedness	$ 10,057
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 250,000
Excess Net Capital	$ 320,479
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 555,393
Percentage of Aggregate Indebtedness to Net Capital	26.4%

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Stofan, Agazzi & Company, Inc.

In planning and performing our audit of the financial statements of Stofan, Agazzi & Company, Inc. as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles (GAAP) such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the selection and application of accounting principles. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 23, 2009